EXHIBIT 99.3

                        PROJECT OVERVIEW

Overview

     Triad has been asked to strategize, design, write and produce corporate materials for pubco.com, an Internet based e-commerce company. These materials will accurately position the company prior to a marketing campaign and product launch.

     The pieces included in this estimate are: corporate name, logotype and visual identity, city, corporate and product website, company brochure, and business papers.

GOALS AND OBJECTIVES

     The goal of Pubco.com is to become the leading provider of secure and comprehensive e-commerce, database marketing and online marketing solutions. The name and corporate materials must successfully position Pubco.com to its prospective clients, as well as the general business and Internet audience.

All marketing deliverables will be driven by a specific creative strategy which will focus on audience, market position, competition, and other critical variables as a basis for its conclusions and recommendations.

DELIVERABLES:

     1. Naming: Triad will create a list of compelling, market driven names appropriate to the company's mission and market, as well as initial trademark and domain availability research. The list will be narrowed down by Triad and presented to Pubco.com for review.

     2. Logo and Business Papers: A logotype which visually supports the name, message and market audience will be developed. Upon approval, designs will be applied to the full package of business papers, including letterhead, business cards, #10 and catalog envelopes, and a folder.

     3. Website: Based on the required functionality of this site, our initial recommendation is that the site include:

*    A marketing oriented business story for the company
*    Marketing oriented product descriptions
*    Online demonstrations of core product technology
*    Stock quote/Investor relations area
*    Printed and electronic (pdf) materials request area
*    Interactive sign-up functionality for customers

The actual content and detail will be determined as we develop site architecture and functionality.

     4. Corporate Brochure.- The corporate brochure, written with a focus towards prospective clients and partners (as opposed to investors) will describe the product, the technology, and applications. It will also serve to communicate the vision and stability of the company. The language will be closely linked to that of the corporate section of the Website for efficiency and identity cohesion.

                       CREATIVE PR0CEDURES
PHASE 1: NAMING AND CONCEPT DEVELOPMENT

     This phase includes:

*    project briefings
*    strategy development and creative concepts
*    name development
*    draft copy
*    Website architecture.

Triad will first form an explicit understanding and agreement on the specific goals that the company - and thus the name and materials - must achieve. This will include appropriate branding, content and positioning goals.

     Based on an understanding of these goals, a strategic platform will be developed to guide the creative process. Name candidates will be developed, with a list of 10-20 finalists presented to Pubco for review. Finalists will be researched for trademark availability, and a final name selected and trademarked.

     We will then explore a variety of approaches for logos, and present them in color comp format. Upon logo approval, up to three overall branding and visual creative approaches will be presented in color comp format, applied to the business papers, folder, brochure and Website.

Taglines will be developed for review and approval.

     Simultaneously, we will begin work on site architecture and functionality, and produce copy outlines for the brochure and Website.

     Draft copy will be presented in copy deck format. And concepts will be presented in layout form with representative typography and supporting art in place.

     Upon further discussion and client feedback, we will refine the concept and present revised layouts in color comp format for discussion and approval, The goal is to establish tone, as well as look and feel, and select a single direction for further development and refinement

     At the end of this phase we will have:

*    final company name
*    final company logo
*    visual creative "umbrella" for entire launch applied to:
     -    Website
     -    brochure cover and spread
     -    business papers
*    approved tag line
*    approved copy outlines for brochure and Website
*    approved design direction
*    general Website architecture and site flow.

PHASE II: REFINEMENT

This phase includes:

*    final copy, design and layout
*    final manufacturing specs
*    final photo and/or illustration costs
*    final Website architecture, storyboards and interface.

     From feedback based on Phase I presentations, Triad will complete design and copy development of each component.

     For print materials, a round of full dummies with copy suggested visuals in place will be presented for review. Costs for photography and/or illustration will be finalized. Visuals will be agreed upon and executed.

     After feedback and discussion, anothcr round of color comps (via Fed Ex or pdf) with final copy and recommended visuals in place will be developed incorporating all comments and changes.

     Manufacturing and production specifications will be defined, estimates finalized and production timelines confirmed.

     For the Website, initial sequencing and storyboarding of the complete interface and information tree will be presented for feedback and revision. Master templates for all areas and pages will be created. A final architecture will be developed.

     Recommendations for specific visuals and additional graphic elements will be made, costs estimated, and produced.

At the end of this phase we will have:

*    final brochure design and copy
*    final business paper design
*    art developed
* full Website functionally and interface complete in storyboard and partial html format,

PHASE III: PRODUCTION AND PROGRAMMING

     This phase includes:

*    final electronic art, ready for printing
*    final programming

     For print materials, final typesetting and production will commence. Mechanical artwork will be prepared and mechanical proofs - black and white dummies with final type and low resolution images - for each component will be presented for approval and final sign-off.

     As required, high resolution scans will be ordered and loose color reviewed.

     At the end of this stage, proofs of mechanicals will have been approved and digital files readied for release to vendor for composite proofs.

     For the Website, programming will include:

*    all required HTML programming
*    implementation scripts
*    Java programming
*    basic e-mail and CGI scripts for form reply and navigation.

     Triad will being Website production using any additional refinements or comments. The first (beta) version will be a translation of our storyboard to electronic presentation format.

     After beta review, required changes will be implemented in a second version. Final creative, interface and system issues will be addressed, and a third revision will be produced.

     After approval, final programing and graphics preparation will be completed.

     The final site will presented for review and corrections when completed. Upon implementation of final corrections or changes, the site will be uploaded to the development server for testing.

At the end of this phase we will have:

*    mechanical files ready for reproduction of all materials
*    final Website, on line and fully functional.

TIMING AND BUDGET
Timing:

     A preliminary schedule with individual project timelines and delivery milestones will be developed upon project inception. The goal is to launch a corporate awareness campaign in mid-April 1999. Target dates for marketing collateral and website completion are as follows:

                         Start     Complete
     Name*               1/25      2/5*
     Website             2/1       4/1-4/1S
     Brochure            2/1       3/1
     Biz papers          2/1       3/1

     Meeting these deadlines will require extensive client availability and a commitment to meeting accelerated timelines for requested information, input, and approvals.

Estimated Budgets:
Website

Site Design and Content Development          $ 37,000
Engineering and Programming                  $142,000 **
                                             --------
                    Website Subtotal         $ 79,000
Brand Development
Naming and Tagline Development               $  7,375
Creative Strategy, Research and Planning     $  9,250
Logo and Business Papers                     $ 13,250
Corporate Brochure                           $ 21,000
                                             --------
               Collateral Subtotal           $ 50,875
               Estimated Project Total:      $129,875

Estimate Assumptions:

     Estimates are based on the scope of work specifically described on page 2, Project Scope, as well as the process outlined for completion of this scope detailed on pages 3, 4 and 5, Work Plan.

     Estimates for the creation of original graphics or the purchase of outside services such photography or illustration are not included. Significant delays or changes in project scope will result in schedule adjustments and/or change orders to reflect their impact,

*    Trademark completion cannot be guaranteed by this date.
* Engineering and programming estimate is a maximum based on current envisioned functionality and existing technology. Actual cost will be more accurately estimated at the end of Phase I, and finalized at the end of Phase II as final architecture and functionality are determined.

TERMS

Estimated Cost: Estimated are based on current information and may change as the project specifics become apparent. If the project falls outside the scope of the original estimate, a change order will be submitted. If cost are reduced, this will be reflected in the amount of the monthly invoices.

Payment schedule: The project schedule as outlined will encompass the months of February, March and April 1999. Therefore, we propose that the estimated project total of $129,875 be payable in four equal monthly payments of $32,468.75 by the first of each month from February 1, 1999 through May 1, 1999. Payments are due immediately upon receipt of invoice.

Out of Pocket Expenses: Our fees do not include out-of-pocket expenses. Out-of-pocket expenses are estimated to be approximately 10% of the project fee ($12,987) for a project of this scope. These include (but are not limited to) travel, lodging, and vendor provided services such as research and related expenses. They do not include photography or illustration, printing, or high resolution scans. Expenses are billed at cost, and will be invoiced separately from estimated project fees. Detailed invoices are sent biweekly for out-of-pocket expenses incurred during that period and are due upon receipt, with service charges of 18% per annum after 10 days.

Fees: If, before completing the project the Client wishes to terminate the agreement, any initial payments (for services and/or expenses incurred) will be retained and charges incurred to date will be billed. Other charges are payable as indicated. All fees are payable in U.S. Dollars.

Revisions: Revisions are limited to two rounds of copy and design changes. Any revisions that are more comprehensive will be billed at $125/ hr. A change order will be submitted for revisions after an approved direction has been established.

Approvals: The Client shall proofread and approve all copy, design and layout before final production. The Client signature will he considered final approval. Any changes made after this stage are the responsibility of the client and will be billed accordingly.

Sales Tax: California state sales tax, as applicable, is payable by the Client in addition to estimated fees.

Ownership: Upon final payment, all rights for the final art transfer to the Client. Initial concepts remain the property Triad.

Client Responsibility: Client shall appoint a representative who will have full authority to provide necessary information or approvals that may be needed. If, after the Client's Representative has approved strategy and/or copy, design and buyout, the Client or any other authorized person requires changes or requires additional services, the Client shall pay all fees and expenses arising from such changes as additional changes based on a rate of $125 an hour and related expenses.

     All copy shall be provided in a form suitable for typesetting (IBM/ Macintosh disk or through a convenient E-mail service).

     This is an estimate. If the specs upon which it is based are accurate, the estimate is accurate within (+/-) 10%.

Submitted for Approval by:

/s/ Denise della Santina/Triad, Inc.         1/29/99
Denise della Santina/Triad, Inc.             Date

Accepted by:

/s/ Alex Guidi/Austral Pacific Energy Corp.  1/29/99
Alex Guidi/Austral Pacific Energy Corp.